UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at October 19, 2009

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: October 20, 2009

Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

    AMARC COMMENCES DRILLING THE NEWTON BULK
TONNAGE GOLD DEPOSIT TARGET IN BC

October 19, 2009, Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR; OTCBBB: AXREF) announces that core drilling has commenced at the Newton property located in south central British Columbia. Amarc management considers the Newton property to be highly prospective for bulk tonnage-style gold (± copper) mineralization. amarc recently signed an Option and Joint Venture Agreement (the "Newton Agreement") by which it can acquire 80% of the Newton property from High Ridge Resources Inc. ("High Ridge").

Historical drilling at the Newton property tested for porphyry-style copper-gold mineralization with low grade results. However, two drill holes (DDH06-12 and DDH06-03), positioned 200 metres apart and located at the very eastern edge of this historical core drilling, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold) and 97 metres at 0.51 g/t Au, respectively, within what has the earmarks of being a widespread epithermal, bulk tonnage gold environment. Both of these historical holes bottomed in good-grade gold (± copper) mineralization. Amarc has commenced drilling a series of holes to test both the continuity of this impressive bulk tonnage-style gold mineralization target and its extent to the east and/or to depth. Assay results will be reported as they are received, with first results expected in early November.

The Newton property is located 140 kilometres, west-southwest of the City of Williams Lake, within an area of flat to gently rolling topography. It is 50 kilometres by mainline logging road from the property to the Chilcotin Provincial Highway, which provides access to the established mining centre of Williams Lake and BC Hydro transmission lines.

Under the terms of the Newton Agreement with High Ridge, Amarc has the right to acquire an 80% interest in the Newton property by expending some $5 million on the project. On exercise of the option by Amarc, the two parties will further develop the project through an 80:20 joint venture.

Amarc Resources Ltd. is a Vancouver-based exploration and development company focused on making the next major mineral deposit discovery in the province of British Columbia. Amarc is affiliated with Hunter Dickinson, a private company based in Vancouver that has enjoyed considerable exploration and development success in B.C. with the Golden Bear, Mt. Milligan, Kemess, Gibraltar and Prosperity deposits. Hunter Dickinson expects to further its success in British Columbia through Amarc.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101 and who is supervising the exploration and quality assurance and quality control programs on behalf of Amarc, has reviewed the content of this release. For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.